RIO CAN

REAL ESTATE INVESTMENT TRUST

February 27, 2006

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 192 SECTION

06011296

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information RioCan has made public pursuant to the requirements of Ontario law. RioCan's exemption file number is 82-34916.

If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

RWolf

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Attachments

dlw 3/6

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

RIOCAN
REAL ESTATE INVESTMENT TRUST

NOTICE OF CHANGE OF AUDITORS

To: Soberman LLP

And To: Ernst & Young LLP

The audit committee of the board of trustees of RioCan Real Estate Investment Trust ("RioCan") has determined (and the board of trustees of RioCan has resolved) on February 7, 2006 to terminate Soberman LLP, Chartered Accountants effective February 7, 2006 and to appoint Ernst & Young LLP, as successor auditor effective on such date. The unitholders of RioCan will be asked to ratify the appointment of Ernst & Young LLP, as successor auditor of RioCan at the annual meeting of unitholders of RioCan that is to be held on May 15, 2006.

There are no reservations in the auditors' reports on the annual financial statements of RioCan or any "reportable events" that are relevant to this determination.

DATED this 7th day of February, 2006.

RIOCAN REAL ESTATE INVESTMENT TRUST

By: ______________________
Robert Wolf
Vice President and Chief Financial Officer

SOBERMAN LLP

February 9, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorite des marches financiers
-L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

RE: RioCan Real Estate Investment Trust - Change of Auditors

We have read the notice of change of auditors of RioCan Real Estate Investments Trust dated February 7, 2006 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours very truly,

Soberman LLP

SOBERMAN LLP
Chartered Accountants
Toronto, Ontario

2 St.Clair Avenue East Suite 1100 Toronto ON M4T 2T5
T 416 964 7633 F 416 964 6454 www.soberman.com
CHARTERED ACCOUNTANTS AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, Ontario M5K 1J7

■ Phone: (416) 864-1234
Fax: (416) 864-1174

February 13, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marches financiers
- L'Agence nationale d'encadrement du secteur financier
Registrar of Securities, Prince Edward Island
Saskatchewan Financial Services Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Securities Commission
Registrar of Securities, Government of Yukon Territory
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re: RioCan Real Estate Investment Trust
Change of Auditor

We have read the notice of change of auditors of RioCan Real Estate Investment Trust dated February 7, 2006 and confirm our agreement, based on our knowledge at this date, with the information contained in that notice.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants
Toronto, Canada

CIBC Mellon Trust Company | CIBC Mellon

February 23, 2006

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
Autorité des marchés financiers

Dear Sirs:

RE: RIOCAN REAL ESTATE INVESTMENT TRUST

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	May 15, 2006
RECORD DATE FOR NOTICE:	March 20, 2006
RECORD DATE FOR VOTING:	March 20, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 20, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Administrator, Client Services
Direct Dial: (416) 643-5567

cc: CDS & Co. (Via Fax)

pk/NM_Riocan